

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Shahraab Ahmad
Chairman and Chief Executive Officer
Atlantic Coastal Acquisition Corp.
6 St Johns Lane, Floor 5
New York, NY 10013

      Re: Atlantic Coastal Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed March 1, 2021
          File No. 333-253003

Dear Mr. Ahmad:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Our warrant agreement will designate the courts of the State of New York or the United States District Court, page 56

1.   We note that you removed your disclosure stating that the exclusive forum provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please revise the prospectus to clarify whether the exclusive forum provision applies to the Exchange Act. If it does, please add related risk factor disclosure. If the provision does not apply the Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing